# 2023 and 2022 INDEPENDENT ACCOUNTANT'S REVIEW REPORT
prepared for:

## KIN APPAREL, INC.
744 SOUTH STREET
PHILADELPHIA, PA 19147

**Prepared By:**
**Guardian Financial Services, Inc.**
PO Box 1802
Bowie, MD 20717
Date: March 18, 2024

**KIN APPAREL, INC**
**DECEMBER 31, 2023 and 2022**

**INDEX TO FINANCIAL STATEMENTS**

## Independent Accountant's Review Report

Philomina Kane
Founder & CEO
KIN Apparel, Inc.
744 South Street
Philadelphia, PA 19147

We have reviewed the accompanying financial statements of KIN Apparel, Inc., which comprise the Balance Sheet as of December 31, 2023 and 2022, and the related Statements of Income, Changes in Owner's Equity, and Cash flows for the year then ended. A review includes primarily applying analytical procedures to organization's financial data and making inquiries of company officers. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Financial Statements*

Officers are responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

We are required to be independent of KIN Apparel, Inc. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Guardian Financial Services, Inc.*

GUARDIAN FINANCIAL SERVICES, INC.
Bowie, Maryland
March 18, 2024

# Profit & Loss

**KIN Apparel**

| | 2023 | 2022 |
|---|---|---|
| **Revenue** | | |
| Collaboration Events | $0 | $7,395 |
| Discounts | ($381,078) | ($252,799) |
| Total Gross Sales | $3,063,740 | $2,537,275 |
| Other Sales | $14,330 | $2,653 |
| Returns | ($93,870) | ($70,547) |
| Sales | $0 | $21,638 |
| Sales of Product Income | $0 | $3,838 |
| Shipping Income | $244,203 | $238,689 |
| Stripe Income | $209 | $0 |
| **Total Revenue** | **$2,847,535** | **$2,488,142** |
| **Cost of Sales** | | |
| Cost of goods sold | $4,920 | $123 |
| Custom Materials & Products | $1,274 | $410 |
| Fulfillment Costs - ShipBob | $0 | $146,341 |
| Merchandise/Product | $798,657 | $388,050 |
| Shipping | $0 | $17,558 |
| Shipping - Customer Returns | $7,043 | $5,022 |
| Shipping - From Manufacturer | $2,070 | $7,502 |
| Shipping - To Customer (ShipBob) | $432,324 | $178,805 |
| Shipping Supplies | $0 | $1,719 |
| Shopify Charges & Commissions | $130,804 | $46,252 |
| **Total Cost of Sales** | **$1,377,092** | **$791,784** |
| **Gross Profit** | **$1,470,444** | **$1,696,358** |
| **Expenses** | | |
| Other Expenses | $373,352 | $309,250 |
| Brand Marketing | $256,422 | $190,903 |
| Digital Ad Spend | $633,419 | $384,457 |
| Legal & Professional | $240,889 | $24,461 |
| Office Supplies & Software | $31,533 | $41,397 |
| Total Payroll | $405,179 | $226,161 |
| Travel | $50,949 | $32,238 |
| **Total Expenses** | **$1,991,742** | **$1,208,868** |
| **Operating Profit** | **($521,299)** | **$487,491** |
| **Other Income** | | |
| Contest Award | $0 | $25,000 |
| Grants | $50,000 | $0 |
| **Earnings Before Interest & Tax** | **($471,299)** | **$512,491** |
| **Interest Income** | | |
| Cash Back Rewards | $829 | $0 |

**Interest Expenses**

| | | |
|---|---:|---:|
| Accrued Interest | $0 | $2,521 |
| Interest Paid | $13 | $347 |
| **Earnings Before Tax** | **($470,483)** | **$509,623** |
| **Tax Expenses** | | |
| Taxes & Licenses | $0 | $2,140 |
| Taxes Paid | $32,950 | $0 |
| **Earnings After Tax** | **($503,433)** | **$507,483** |
| **Net Income** | **($503,433)** | **$507,483** |

# Balance Sheet

**KIN Apparel**

|  | 2023 | 2022 |
|---|---|---|
| **ASSETS** | | |
| **Cash & Equivalents** | | |
| KIN Apparel Inc. Cash | $246,443 | $685,876 |
| Checking (1890) | $7,494 | $54,884 |
| Cash | $1,340 | $1,340 |
| **Total Cash & Equivalents** | **$255,277** | **$742,099** |
| **Inventory** | | |
| Inventory Asset | $216,013 | $78,510 |
| **Other Current Assets** | | |
| Shopify Clearing Account | $138,773 | $102,890 |
| **Total Current Assets** | **$610,062** | **$923,499** |
| **Fixed Assets** | | |
| Accumulated Depreciation | ($2,696) | ($2,696) |
| Fixed Asset Computers | $2,696 | $2,696 |
| **Total Fixed Assets** | **$0** | **$0** |
| **Total Non-Current Assets** | **$0** | **$0** |
| **Total Assets** | **$610,062** | **$923,499** |
| | | |
| **LIABILITIES** | | |
| **Short Term Debt** | | |
| Credit card (4792) | $625 | $3,873 |
| Credit card (9806) | $42 | $0 |
| Divvy Credit Card | $47,328 | $69,617 |
| Eric & Cecily Plummer Loan | $25,000 | $0 |
| Valentine Foundation Loan | $75,000 | $0 |
| **Total Short Term Debt** | **$147,995** | **$73,489** |
| **Accounts Payable** | | |
| Accounts Payable (A/P) | $29,947 | $2,653 |
| **Other Current Liabilities** | | |
| Accrued Payroll | $0 | $92,000 |
| Dental Insurance Payable | $1,476 | $6 |
| Flex spending Payable | $3,400 | $0 |
| Gift Card Liability | $43,064 | $26,086 |
| Health Insurance Payable | ($945) | ($0) |
| Payroll Clearing | $4,574 | $0 |
| Sales Tax Liability | $5,786 | $802 |
| **Total Other Current Liabilities** | **$57,355** | **$118,895** |
| **Total Current Liabilities** | **$235,296** | **$195,037** |

**Other Non-Current Liabilities**

| | | |
|---|---:|---:|
| Interest Payable | $2,521 | $2,521 |
| Series Seed - Convertible Note | $100,000 | $100,000 |
| Celtic Bank/OnDeck Loan Payable | $153,528 | $0 |
| **Total Other Non-Current Liabilities** | **$256,049** | **$102,521** |
| **Total Non-Current Liabilities** | **$256,049** | **$102,521** |
| **Total Liabilities** | **$491,345** | **$297,558** |
| **EQUITY** | | |
| **Retained Earnings** | | |
| Opening balance equity | ($21,344) | ($21,344) |
| Retained Earnings | $745,772 | $238,289 |
| **Total Retained Earnings** | **$724,428** | **$216,945** |
| **Current Earnings** | | |
| Net Income | ($503,433) | $507,483 |
| **Other Equity** | | |
| Due To/From C Corp | ($313,345) | ($270,917) |
| Due To/From LLC | $307,435 | $268,446 |
| Owner's Investment | $1,982 | $1,982 |
| Owner's Pay & Personal Expenses | ($98,350) | ($97,998) |
| **Total Other Equity** | **($102,278)** | **($98,487)** |
| **Total Equity** | **$118,717** | **$625,941** |
| **Total Liabilities & Equity** | **$610,062** | **$923,499** |

# Statement of Changes in Owner's Equity

**KIN Apparel**

| | | |
|---|---|---:|
| **Beginning Balance, January 1, 2022** | $ | **194,245** |
| | | |
| Outstanding gift card | | (17,990) |
| Due To/From C Corp | | (270,917) |
| Due To/From LLC | | 268,446 |
| Owner's Investment | | 1,282 |
| Owner's Pay & Personal Expenses | | (56,608) |
| Net Income | | 507,483 |
| **Ending  Balance, December 31, 2022** | $ | **625,941** |

| | | |
|---|---|---:|
| **Beginning Balance, January 1, 2023** | $ | **625,941** |
| | | |
| Due To/From C Corp | | (42,428) |
| Due To/From LLC | | 38,989 |
| Owner's Investment | | - |
| Owner's Pay & Personal Expenses | | (352) |
| Net Income | | (503,433) |
| **Ending  Balance, December 31, 2023** | $ | **118,717** |

# Cash Flow Statement

**KIN Apparel**

| | 2023 | 2022 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | ($503,433) | $507,483 |
| | | |
| Change in Accounts Payable | $27,293 | $2,653 |
| Change in Other Current Liabilities | ($61,540) | $118,895 |
| Change in Inventory | ($137,503) | ($78,510) |
| Change in Other Current Assets | ($35,883) | ($102,890) |
| **Cash Flow from Operating Activities** | **($711,065)** | **$447,631** |
| | | |
| **INVESTING ACTIVITIES** | | |
| Change in Fixed Assets (ex. Depn and Amort) | $0 | $2,471 |
| **Cash Flow from Investing Activities** | **$0** | **$2,471** |
| | | |
| **FINANCING ACTIVITIES** | | |
| Change in Other Equity | ($3,791) | ($57,797) |
| Change in Earnings not attributable to Retained Income | $0 | ($17,990) |
| Change in Short Term Debt | $74,506 | $56,171 |
| Change in Other Non-Current Liabilities | $153,528 | $27,716 |
| **Cash Flow from Financing Activities** | **$224,243** | **$8,100** |
| | | |
| **Change in Cash & Equivalents** | **($486,822)** | **$458,202** |
| Cash & Equivalents, Opening Balance | $742,099 | $283,897 |
| Cash & Equivalents, Closing Balance | $255,277 | $742,099 |

# KIN APPAREL, INC.
## NOTES TO FINANCIAL STATEMENTS
### DECEMBER 31, 2023 and 2022

NOTE 1 - <u>NATURE OF OPERATIONS</u>:

Philomina Kane, the founder of KIN Apparel, Inc., a fully woman and minority-owned business, draws inspiration for her brand and content creation from her Ghanaian heritage. "KIN" stands for "Keep It Naturally," but carries a deeper meaning of family. Growing up with her grandmother in Ghana instilled a deep sense of faith, community, and resilience. This passion translates into functional, inclusive clothing and accessories, haircare products, and empowering content. Through KIN Apparel and her successful YouTube channel, Philomina "NaturallyPhilo", fosters a space for self-discovery and cultural connection. Launched in 2014, NaturallyPhilo has amassed over 185,000 subscribers and 11 million views, becoming a vibrant community where women of color are empowered to embrace their natural beauty and join the natural hair revolution.

NOTE 2 - <u>SIGNIFICANT ACCOUNTING POLICIES</u>:

A) Method of Accounting - The financial statements are presented on the accrual method of accounting in which revenues are recognized when earned and expenses when incurred, not necessarily when received or paid.

B) Cash and Cash Equivalents - As of December 31, 2023, the Company had cash of $255,277 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 FDIC coverage limit.

C) Restricted Cash - The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2023.

D) Leases -The Company leased office space in 2022 and early 2023, but the lease period ended due to reaching maturity and is no longer active.

NOTE 3 – <u>INVENTORY</u>:

The Company uses the FIFO (First In-First Out) methodology for valuating its inventory.

NOTE 4 – <u>PREPAID EXPENSES</u>:

As of December 31, 2023, the company has no prepaid expenses.

NOTE 5 – <u>LONG-TERM LIABILITIES</u>:

On July 18, 2023, the Company entered into a loan agreement with Celtic Bank for $200,000. The loan has an 18-month term and a 46.12% annual interest rate and is non-convertible.

NOTE 6 – <u>EQUITY</u>:

Due To/From C Corp and Due To/From LLC are two accounts resulting from the reorganization. KIN Apparel was originally formed as an LLC. In order to take on investors, the company was reorganized into a C-Corporation in July of 2022. These accounts are a by-product of the transition of operations from the LLC into the C-Corporation. The LLC is now a wholly-owned subsidiary. It is still registered but not actively conducting any operations.

NOTE 7 – <u>COMMITMENTS AND CONTINGENCIES</u>:

A) Commitments and Contingencies - As of December 31, 2023, the Company did not have any known commitments or contingencies other than the loan. See Note 5 of the notes to the financial statements for further discussion.

B) Legal Matters Contingencies - The Company is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, " Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 8 – <u>SUBSEQUENT EVENTS</u>:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.